Exhibit 99.1

X Financial Reports Second Quarter 2024 Unaudited Financial Results

SHENZHEN, China, August 21, 2024 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Operational Highlights

	Three Months Ended	Three Months Ended	Three Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	QoQ	YoY
Total loan amount facilitated and originated (RMB in million)	25,874	21,505	22,749	5.8%	(12.1%)
Number of active borrowers	1,474,930	1,369,410	1,642,605	19.9%	11.4%

•	The total loan amount facilitated and originated[1] in the second quarter of 2024 was RMB22,749 million, compared with RMB25,874 million in the same period of 2023.

•	Total number of active borrowers[2] was 1,642,605 in the second quarter of 2024, compared with 1,474,930 in the same period of 2023.

	As of June 30, 2023	As of March 31, 2024	As of June 30, 2024
Total outstanding loan balance (RMB in million)	45,071	43,812	41,804
Delinquency rates for all outstanding loans that are past due for 31-60 days	0.96%	1.61%	1.29%
Delinquency rates for all outstanding loans that are past due for 91-180 days	2.50%	4.37%	4.38%

•	The total outstanding loan balance[3] as of June 30, 2024 was RMB41,804 million, compared with RMB45,071 million as of June 30, 2023.

•	The delinquency rate for all outstanding loans that are past due for 31-60 days[4] as of June 30, 2024 was 1.29%, compared with 0.96% as of June 30, 2023.

•	The delinquency rate for all outstanding loans that are past due for 91-180 days[5] as of June 30, 2024 was 4.38%, compared with 2.50% as of June 30, 2023.

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents borrowers who made at least one transaction on the Company’s platform during the relevant period.

3 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are excluded in the outstanding loan balance, except for Xiaoying Housing Loans. As Xiaoying Housing Loans is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing Loans delinquent for more than 60 days in the outstanding loan balance.

4 Represents the balance of the outstanding principal and accrued outstanding interest for Xiaoying Credit Loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 60 days are excluded when calculating the denominator. Starting from the first quarter of 2021, substantially all of the loans facilitated and provided by the Company have been Xiaoying Credit Loans.

5 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for Xiaoying Credit Loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 180 days are excluded when calculating the denominator.

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Second Quarter 2024 Financial Highlights

(In thousands, except for share and per share data)	Three Months Ended June 30, 2023	Three Months Ended March 31, 2024	Three Months Ended June 30, 2024	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	1,220,422	1,207,974	1,372,588	13.6%	12.5%
Total operating costs and expenses	(775,293)	(831,433)	(909,535)	9.4%	17.3%
Income from operations	445,129	376,541	463,053	23.0%	4.0%
Net income	366,292	363,139	415,303	14.4%	13.4%
Non-GAAP adjusted net income	364,885	322,205	374,661	16.3%	2.7%

Net income per ADS—basic	7.62	7.44	8.46	13.7%	11.0%
Net income per ADS—diluted	7.50	7.32	8.28	13.1%	10.4%

Non-GAAP adjusted net income per ADS—basic	7.62	6.60	7.62	15.5%	0.0%
Non-GAAP adjusted net income per ADS—diluted	7.44	6.54	7.50	14.7%	0.8%

•	Total net revenue in the second quarter of 2024 was RMB1,372.6 million (US$188.9 million), representing an increase of 12.5% from RMB1,220.4 million in the same period of 2023.

•	Income from operations in the second quarter of 2024 was RMB463.1 million (US$63.7 million), compared with RMB445.1 million in the same period of 2023.

•	Net income in the second quarter of 2024 was RMB415.3 million (US$57.1 million), compared with RMB366.3 million in the same period of 2023.

•	Non-GAAP[6] adjusted net income in the second quarter of 2024 was RMB374.7 million (US$51.6 million), compared with RMB364.9 million in the same period of 2023.

•	Net income per basic and diluted American depositary share (“ADS”) [7] in the second quarter of 2024 was RMB8.46 (US$1.16) and RMB8.28 (US$1.14), compared with RMB7.62 and RMB7.50, respectively, in the same period of 2023.

•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the second quarter of 2024 was RMB7.62 (US$1.05) and RMB7.50 (US$1.03), compared with RMB7.62 and RMB7.44, respectively, in the same period of 2023.

Mr. Kent Li, President of the Company, commented, “We are very pleased to report another solid quarter as we made further progress in improving our profitability. Our proactive management of loan volumes based on asset quality dynamics continued to bear fruit in the second quarter. As a result, while loan volume declined year-on-year, our net income for the quarter grew significantly and reached a record high.”

“The total loan amount facilitated and originated decreased by 12% year-on-year but increased 6% sequentially to RMB23 billion. Our total outstanding loan balance was RMB42 billion at the end of June 2024. Delinquency rates for outstanding loans past due for 31-60 days and 91-180 days were 1.29% and 4.38%, respectively, at the end of the quarter, compared to 1.61% and 4.37% a quarter ago and 0.96% and 2.50% a year ago. As we have seen an improvement in our asset quality, we have decided to ease our strict controls on loan volumes, and we expect our loan volumes to gradually recover on a year-on-year basis in the second half of the year. Meanwhile, we will continue to strengthen and refine our risk management system to improve asset quality. Our focus remains on sustainable profitability, and we employ flexible tactics to adapt to evolving market conditions to achieve this and, as always, to increase shareholder value.”

6 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income per basic share, and (v) adjusted net income per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

7 Each American depositary share (“ADS”) represents six Class A ordinary shares.

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Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We delivered strong financial results this quarter. Total net revenue was RMB1.4 billion, up 12.5% year-on-year and 14% sequentially. We continued to focus on cost control and improved asset quality and, as a result, our net income grew 13% year-on-year and 14% sequentially to RMB415 million, a record high in our history. In May 2024, we announced a new US$20 million share repurchase program. In June 2024, we initiated a tender offer to purchase 2 million ADSs, which was completed in July 2024. We are pleased to have executed this ADS buyback, which provided liquidity to shareholders seeking an exit at a premium price and, at the same time, increased remaining shareholders’ stakes in the Company. We are committed to profitable growth while exploring various avenues to further increase returns for our shareholders.”

Second Quarter 2024 Financial Results

Total net revenue in the second quarter of 2024 increased by 12.5% to RMB1,372.6 million (US$188.9 million) from RMB1,220.4 million in the same period of 2023, primarily due to growth in various disaggregated revenue items compared with the same period of 2023. Please refer to the analysis of disaggregation of revenue below.

	Three Months Ended June 30,
(In thousands, except for share and per share data)	2023		2024		YoY
	RMB	% of Revenue	RMB	% of Revenue
Loan facilitation service	715,503	58.6%	732,249	53.3%	2.3%
Post-origination service	140,317	11.5%	154,669	11.3%	10.2%
Financing income	274,639	22.5%	351,012	25.6%	27.8%
Guarantee income	-	0.0%	45,564	3.3%	100.0%
Other revenue	89,963	7.4%	89,094	6.5%	(1.0)%
Total net revenue	1,220,422	100.0%	1,372,588	100.0%	12.5%

Loan facilitation service fees in the second quarter of 2024 increased by 2.3% to RMB732.2 million (US$100.8 million) from RMB715.5 million in the same period of 2023, primarily due to a decrease in the expected prepayment rates this quarter compared with the same period of 2023.

Post-origination service fees in the second quarter of 2024 increased by 10.2% to RMB154.7 million (US$21.3 million) from RMB140.3 million in the same period of 2023, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the second quarter of 2024 increased by 27.8% to RMB351.0 million (US$48.3 million) from RMB274.6 million in the same period of 2023, due to an increase in average loan balances held by the Company compared with the same period of 2023.

Guarantee income in the second quarter of 2024 was RMB45.6 million (US$6.3 million),  due to an increase in guarantee income arising from financing guarantee business operated by a subsidiary which holds the financing guarantee license and commenced the financing guarantee business in second half of 2023.

Other revenue in the second quarter of 2024 decreased by 1.0% to RMB89.1 million (US$12.3 million), compared with RMB90.0 million in the same period of 2023.

Origination and servicing expenses in the second quarter of 2024 increased by 19.1% to RMB415.1 million (US$57.1 million) from RMB348.6 million in the same period of 2023, primarily due to the increase in collection expenses resulting from the cumulative effect of increased volume of loans facilitated and provided in the previous quarters compared with the same period of 2023.

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Borrower acquisitions and marketing expenses in the second quarter of 2024 decreased by 2.6% to RMB323.6 million (US$44.5 million) from RMB332.1 million in the same period of 2023.

Provision for loans receivable in the second quarter of 2024 was RMB95.9 million (US$13.2 million), compared with RMB55.4 million in the same period of 2023, primarily due to an increase in loans receivable held by the Company as a result of the cumulative effect of increased volume of loans facilitated and provided in the previous quarters compared with the same period of 2023.

Provision for contingent guarantee liabilities in the second quarter of 2024 was RMB21.4 million (US$2.9 million), due to an increase in the guarantee liability arising from financing guarantee business operated by a subsidiary which holds the financing guarantee license and commenced the financing guarantee business in second half of 2023.

Income from operations in the second quarter of 2024 was RMB463.1 million (US$63.7 million), compared with RMB445.1 million in the same period of 2023.

Income before income taxes and gain from equity in affiliates in the second quarter of 2024 was RMB504.0 million (US$69.4 million), compared with RMB443.9 million in the same period of 2023.

Income tax expense in the second quarter of 2024 was RMB89.6 million (US$12.3 million), compared with RMB87.0 million in the same period of 2023.

Net income in the second quarter of 2024 was RMB415.3 million (US$57.1 million), compared with RMB366.3 million in the same period of 2023.

Non-GAAP adjusted net income in the second quarter of 2024 was RMB374.7 million (US$51.6 million), compared with RMB364.9 million in the same period of 2023.

Net income per basic and diluted ADS in the second quarter of 2024 was RMB8.46 (US$1.16), and RMB8.28 (US$1.14), compared with RMB7.62 and RMB7.50, respectively, in the same period of 2023.

Non-GAAP adjusted net income per basic and diluted ADS in the second quarter of 2024 was RMB7.62 (US$1.05), and RMB7.50 (US$1.03), compared with RMB7.62 and RMB7.44 respectively, in the same period of 2023.

Cash and cash equivalents was RMB1,612.2 million (US$221.8 million) as of June 30, 2024, compared with RMB1,413.1 million as of March 31, 2024.

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Recent Development

Share Repurchase Plan

On May 30, 2024, the Company announced that its board of directors authorized a new US$20 million share repurchase program, effective through November 30, 2025. On June 5, 2024, the Company announced that it had commenced a tender offer under the share repurchase program to purchase up to 2 million ADSs at a price of $4.52 per ADS. On July 15, 2024, the Company announced the results of the tender offer. A total of 2,026,640 ADSs were validly tendered and not withdrawn. The total repurchase amount of the tender offer was approximately US$9.2 million. Following the completion of the tender offer, the Company has about US$10.8 million left for potential repurchases under its new US$20 million plan. Additionally, approximately US$5.5 million remains under our US$30 million plan which is effective until the end of September 2024.

Declaration of Semi-Annual Dividend

In March 2024, the Company approved a semi-annual dividend policy. Pursuant to the semi-annual dividend policy, the Board today approved the declaration and payment of a semi-annual dividend of US$0.17 per ADS (approximately US$0.028 per ordinary share) for the first half of 2024. The holders of the Company’s ordinary shares shown on the Company’s record at the close of trading on September 4, 2024 (U.S. Eastern Daylight Time) will be entitled to the semi-annual dividend. These shareholders, including the Bank of New York Mellon, the depositary of our ADS program (the “Depositary”), will receive the payments of dividends on or about September 27, 2024. Dividends to the Company’s ADS holders will be paid by the Depositary on or after September 27, 2024, and the precise timing of receipt will vary based on the processing efficiency of the respective holding brokerage.

Business Outlook

The Company expects the total loan amount facilitated and originated for the third quarter of 2024 to be between RMB26.0 billion and RMB27.5 billion.

This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on August 22, 2024 (7:00 PM Beijing / Hong Kong Time on August 22, 2024).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

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A replay of the conference call may be accessed by phone at the following numbers until August 29, 2024:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	3590885

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income per basic share, and (v) adjusted net income per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.2672 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2024.

Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

Use of Projections

This announcement also contains certain financial forecasts (or guidance) with respect to the Company’s projected financial results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections or guidance for the purpose of their inclusion in this announcement, and accordingly, they did not express an opinion or provide any other form assurance with respect thereto for the purpose of this announcement. This guidance should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not diff materially from those set forth in the prospective financial information. Inclusion of the prospective financial information in this announcement should not be regarded as a representation by any person that the results contained in the prospective financial information will actually be achieved. You should review this information together with the Company’s historical information.

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For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen IR

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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X Financial
Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	1,195,352	1,612,200	221,846
Restricted cash, net	749,070	590,210	81,216
Accounts receivable and contract assets, net	1,659,588	1,510,866	207,902
Loans receivable from Xiaoying Credit Loans and other loans, net	4,947,833	5,080,810	699,143
Deposits to institutional cooperators, net	1,702,472	1,589,195	218,681
Prepaid expenses and other current assets, net	48,767	34,878	4,799
Deferred tax assets, net	135,958	192,391	26,474
Long-term investments	493,411	497,278	68,428
Property and equipment, net	8,642	10,423	1,434
Intangible assets, net	36,810	36,504	5,023
Loan receivable from Xiaoying Housing Loans, net	8,657	6,494	894
Financial investments	608,198	756,323	104,074
Other non-current assets	55,265	57,655	7,934
TOTAL ASSETS	11,650,023	11,975,227	1,647,848

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	3,584,041	3,134,236	431,285
Guarantee liabilities	61,907	82,838	11,399
Deferred guarantee income	46,597	84,566	11,637
Short-term borrowings	565,000	474,500	65,293
Accrued payroll and welfare	86,771	58,757	8,086
Other tax payable	289,819	268,198	36,905
Income tax payable	446,500	472,584	65,030
Accrued expenses and other current liabilities	595,427	674,731	92,846
Dividend payable	59,226	-	-
Other non-current liabilities	37,571	35,359	4,866
Deferred tax liabilities	30,040	35,137	4,835
TOTAL LIABILITIES	5,802,899	5,320,906	732,182

Commitments and Contingencies
Equity:
Common shares	207	207	28
Treasury stock	(111,520)	(101,788)	(14,006)
Additional paid-in capital	3,196,942	3,206,740	441,262
Retained earnings	2,692,018	3,469,948	477,481
Other comprehensive income	69,477	79,214	10,901
Total X Financial shareholders' equity	5,847,124	6,654,321	915,666
Non-controlling interests	-	-	-
TOTAL EQUITY	5,847,124	6,654,321	915,666

TOTAL LIABILITIES AND EQUITY	11,650,023	11,975,227	1,647,848

X Financial
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	715,503	732,249	100,761	1,296,107	1,346,399	185,271
Post-origination service	140,317	154,669	21,283	261,590	307,411	42,301
Financing income	274,639	351,012	48,301	528,695	685,640	94,347
Guarantee income	-	45,564	6,270	-	78,490	10,801
Other revenue	89,963	89,094	12,260	138,964	162,622	22,378
Total net revenue	1,220,422	1,372,588	188,875	2,225,356	2,580,562	355,098

Operating costs and expenses:
Origination and servicing[1]	348,604	415,071	57,116	720,088	841,618	115,811
Borrower acquisitions and marketing[1]	332,119	323,636	44,534	604,061	572,010	78,711
General and administrative[1]	36,566	39,073	5,377	74,633	77,547	10,671
Provision for accounts receivable and contract assets	3,175	9,016	1,241	2,235	17,671	2,432
Provision for loans receivable	55,449	95,865	13,192	75,826	157,405	21,660
Provision for contingent guarantee liabilities	-	21,376	2,941	-	69,269	9,532
Change in fair value of financial guarantee derivative[2]	(667)	-	-	(24,966)	-	-
Fair value adjustments related to Consolidated Trusts[2]	247	-	-	800	-	-
(Reversal of) provision for credit losses for deposits and other financial assets	(200)	5,498	757	(234)	5,448	750
Total operating costs and expenses	775,293	909,535	125,158	1,452,443	1,740,968	239,567

Income from operations	445,129	463,053	63,717	772,913	839,594	115,531
Interest expenses, net	(8,457)	(1,818)	(250)	(10,455)	(6,109)	(841)
Foreign exchange loss	(11,798)	(7,807)	(1,074)	(8,781)	(8,231)	(1,133)
Income from financial investments	12,093	51,276	7,056	2,579	101,522	13,970
Other income (loss), net	6,932	(657)	(90)	18,263	3,388	466

Income before income taxes and gain from equity in affiliates	443,899	504,047	69,359	774,519	930,164	127,993

Income tax expense	(87,043)	(89,568)	(12,325)	(139,607)	(154,593)	(21,273)
Gain from equity in affiliates, net of tax	9,436	824	113	15,725	2,869	395
Net income	366,292	415,303	57,147	650,637	778,440	107,115
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	366,292	415,303	57,147	650,637	778,440	107,115

Net income	366,292	415,303	57,147	650,637	778,440	107,115
Other comprehensive income, net of tax of nil:
Gain from equity in affiliates	40	-	-	42	30	4
Income from financial investments	-	2,294	316	-	4,519	622
Foreign currency translation adjustments	27,186	3,970	546	19,925	5,188	714
Comprehensive income	393,518	421,567	58,009	670,604	788,177	108,455
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	393,518	421,567	58,009	670,604	788,177	108,455

Net income per share—basic	1.27	1.41	0.19	2.26	2.65	0.36
Net income per share—diluted	1.25	1.38	0.19	2.21	2.60	0.36

Net income per ADS—basic	7.62	8.46	1.16	13.56	15.90	2.19
Net income per ADS—diluted	7.50	8.28	1.14	13.26	15.60	2.15

Weighted average number of ordinary shares outstanding—basic	287,607,857	293,914,248	293,914,248	287,955,066	294,224,447	294,224,447
Weighted average number of ordinary shares outstanding—diluted	293,863,323	300,458,575	300,458,575	294,078,329	299,681,672	299,681,672

1 Starting in the first quarter of 2024, management has concluded to separate expenses related to borrower acquisitions from origination and servicing expenses and indirect expenses of the borrower acquisitions from general and administrative expenses to a single line item as theses expenses become more and more significant and thus deemed to be useful to financial statement users. Furtherly, management has determined to embed the sales and marketing expenses, which is not considered as material, in other line item. In conclusion, management has decided to combine these two line items into one captioned borrower acquisitions and marketing expenses. Management has correspondingly conformed prior period presentation to current period presentation to enhance comparability. This change in presentation does not affect any subtotal line on the face of consolidated statements of comprehensive income.

	Three Months Ended June 30, 2023
(In thousands, except for share and per share data)	before re-grouping	after re-grouping	Changes
	RMB	RMB	RMB
Origination and servicing	669,720	348,604	(321,116)
Borrower acquisitions and marketing expenses	-	332,119	332,119
Sales and marketing	3,431	-	(3,431)
General and administrative	44,138	36,566	(7,572)

2 Starting in the first quarter of 2024, management has considered the facts that fair value change related to financial guarantee services and Consolidated Trusts are generated from ordinary course of businesses, and has concluded to reclass the amount to captions above total operating costs and expenses. Prior to the reclassification, management classified all amount of fair value changes to captions below total operating costs and expenses. This reclassification does not have impact on net income for any prior periods presented.

X Financial
Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	366,292	415,303	57,147	650,637	778,440	107,115
Less: Income (loss) from financial investments (net of tax of nil)	12,093	51,276	7,056	2,579	101,522	13,970
Less: Impairment losses on financial investments (net of tax of nil)	-	-	-	-	-	-
Less: Impairment losses on long-term investments (net of tax)	-	-	-	-	-	-
Add: Share-based compensation expenses (net of tax of nil)	10,686	10,634	1,463	23,351	19,946	2,745
Non-GAAP adjusted net income	364,885	374,661	51,554	671,409	696,864	95,890

Non-GAAP adjusted net income per share—basic	1.27	1.27	0.17	2.33	2.37	0.33
Non-GAAP adjusted net income per share—diluted	1.24	1.25	0.17	2.28	2.33	0.32

Non-GAAP adjusted net income per ADS—basic	7.62	7.62	1.05	13.98	14.22	1.96
Non-GAAP adjusted net income per ADS—diluted	7.44	7.50	1.03	13.68	13.98	1.92

Weighted average number of ordinary shares outstanding—basic	287,607,857	293,914,248	293,914,248	287,955,066	294,224,447	294,224,447
Weighted average number of ordinary shares outstanding—diluted	293,863,323	300,458,575	300,458,575	294,078,329	299,681,672	299,681,672